

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2018

Guy Bernstein
Chief Executive Officer
Magic Software Enterprises Ltd.
5 Haplada Street
Or Yehuda 6021805, Israel

> **Re: Magic Software Enterprises Ltd.**
> **Registration Statement on Form F-3**
> **Filed June 20, 2018**
> **File No. 333-225751**

Dear Mr. Bernstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Attorney-Advisor, or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Steven J. Glusband, Esq.